December 23, 2004


Andrew H. Meyers
Chief Financial Officer
Langer, Inc.
450 Commack Road
Dear Park, NY 11729-4510

Re:	Langer, Inc.
      Registration Statement on Form S-1 filed November 23, 2004
	File No. 333-120718

Dear Mr. Mayers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Prospectus Summary - Pages 1 to 4
1. The disclosure in the Summary should be a balanced presentation of your business. Please balance the disclosure of your strengths with a brief discussion of the principal challenges or risks associated with your company, many of which are identified in your Risk Factors section.
2. Please provide copies of the industry reports cited throughout the registration statement, clearly marking the relevant sections.
For
example, you cite unnamed "independent research" projections on pages
2 and 47.

3. Please provide supplemental support for your stated belief that your brand names "represent a high level of quality in the markets in which [you] sell."
4. Please disclose, or estimate if not currently known, the transaction costs associated with the Silipos acquisition.
Additionally, please describe and quantify the working capital adjustments to the Silipos acquisition price.

Risk Factors - Pages 8 to 18

      There are significant risks associated with our strategy....
-
Page 9
5. Please expand your disclosure to address the risk of dilution to new investors associated with your use of stock to finance future acquisitions.

      We may face difficulties integrating the operations of Silipos
- Page 10
6. Please describe the "various risks" specifically associated with your integration of Silipos` operations. Additionally, please tell us whether you have experienced any such material integration delays or unexpected costs that have resulted in or are expected to result in a materially adverse impact to your business and operations.

We may be adversely affected by legal actions or proceedings commenced against us. - Page 10
7. Please tell us the basis for your belief that Poly-Gel may raise such claims or bring legal action against you. If you are currently aware of Poly-Gel`s intention to pursue such claims against you, please disclose this fact. This risk factor`s heading, and disclosure on page 40, suggest that Poly-Gel has already commenced an action or proceeding. If this is in fact the case, please revise and add appropriate disclosure here and in the Legal Proceedings section of the prospectus.

Our existing purchase arrangements may be adversely affected ....
-
Page 10
8. Please describe this risk in more concrete terms by disclosing the circumstances under which third-party manufacturers can alter the terms of or be released from your supply agreements.
Additionally,
please tell us whether any of these agreements, alone or in the aggregate, are material and file all material supply agreements as exhibits. Also, with a view towards disclosure, please tell us the time you would need to replace any key supplier.
9. For the two most recently completed fiscal years, and in the nine months ended September 30, 2004, disclose whether you experienced any such interruptions or delays that resulted in a materially adverse impact to your business and operations, and if so, how the matter was resolved.

We may not be successful in manufacturing the raw material oil based
gels.... - Page 11
10. Disclose why you did not renew Silipos` supply agreement with Poly-Gel and opted to begin manufacturing gels on your own.

The nature of our business could subject us to potential product liability...claims. Page 11
11. Please tell us how you determined that your current insurance coverage is adequate and reconcile this statement with your disclosure on page 12 that your existing coverage "may be inadequate to protect [you]" from liabilities you may incur.
12. Additionally, please disclose whether, in the two most recently completed fiscal years, and in the nine months ended September 30, 2004, you experienced any such product liability claims that resulted in a materially adverse impact to your business and operations.

Changes in government and other third-party payor reimbursement levels.... - Page 12
13. Please quantify the portion of your historical revenues comprised of Medicare and Medicaid payments.

Our products may be subject to product recalls.... - Page 14
14. Please describe any past mandatory or voluntary recalls that have had a material adverse effect on your business.

Our business, operating results and financial condition could be adversely affected if we become involved in litigation regarding our
.... intellectual property rights - Page 14
15. Please disclose whether you are currently aware of any parties currently intending to pursue such intellectual property claims against you.

A portion of our revenues and expenditures is subject to exchange rate fluctuations that could adversely affect our reported results of operations. - Page 16
16. Please demonstrate this risk by quantifying any material reductions in sales and profitability recently experienced due to foreign currency fluctuations.

Our quarterly results are subject to fluctuations. - Page 16
17. Please briefly explain why orthotic device sales have historically been higher in North America in the warmer months and why you may expect this trend to continue in the future.

One stockholder has the ability to significantly influence .... -
Page 17
18. Please expand your disclosure to include the fact that 3 of your current 6 directors are affiliated with your largest shareholder, and that the entire board was designated in 2001 by the investor group led by your largest shareholder. Also tell us whether you currently have any procedures in place for resolving actual or perceived conflicts of interest between your principal shareholders and your other shareholders.
19. Additionally, please disclose the voting agreement between Langer
Partners and Oracle, and include in your disclosure the percentage of your common stock beneficially owned by Oracle prior and subsequent to this offering.

The price of our common stock has been and is expected to continue to
be volatile, which could affect a stockholder`s return on
investment.
- Page 17
20. Please discuss, under separate heading, the risks associated with
the thin trading level of your stock and the relatively low public float.
We have a significant amount of convertible indebtedness.... -
Page
17
21. Please quantify the dilution effect to new shareholders of conversion of the subordinated notes.

Our certificate of incorporation, our bylaws and Delaware law....
-
Page 18
22. Please define "interested shareholder" pursuant to Delaware
General Corporation Law.

New investors in our common stock will experience immediate and substantial dilution. -
Page 18
23. Please include the dilution effects of the conversion of the subordinated notes.

Use of Proceeds - Page 20
24. Please revise your disclosure to more specifically identify the purposes for which the balance of the net proceeds not being used to repay indebtedness is expected to be used and quantify the amount intended to be allocated to each purpose; it is not appropriate nor helpful disclosure to investors to aggregate those purposes under a generic category such as " other general corporate purposes." Alternatively, please discuss the principal reasons for conducting your offering at this time.
25. Your capitalization table on page 22 appears to indicate that a portion of the proceeds will be used to pay the $2.5 million obligation under the Silipos, Inc. purchase agreement. Please supplementally clarify our understanding of your use of proceeds and revise the filing on this page, page 22 or elsewhere, if necessary, based on our concerns.

Capitalization - Page 22
26. Please remove the cash and cash equivalent caption from this table.

Unaudited Pro Forma Condensed Consolidated Financial Statements -
Pages 26-30
27. Tell us why you did not include pro forma adjustments to reflect charges that would have been incurred had the employment agreement with W. Gray Hudkins been entered into at the beginning of the periods presented. Does Article 11-02(b)(6) of Regulation S-X require you to include adjustments for the referenced agreement? Revise the filing to include any required additional pro forma adjustments.

Dilution - Page 24
28. Please expand your disclosure to include the further dilution to new investors assuming the exercise of outstanding options and warrants and the conversion of convertible debt. Please also disclose the dilution effects of the exercise of the over-allotment option.

Management`s Discussion & Analysis - Pages 31 to 45

General
29. When a description of known material trends, events, demands and commitments is set forth, expand your discussion to include both the intermediate effects of those matters and the reasons underlying those intermediate effects. For example: how did you lower your labor costs and manufacturing overhead and is the resulting increase in gross profit margins sustainable; how were 2003 custom orthotics sales increased in the U.K.; what factors were responsible for the increased U.K. labor costs; what material efficiencies were realized through the integration of Benefoot and the leverage of your infrastructure and are such efficiencies sustainable; what factors were responsible for the increase in 2002 sales volume? Please apply this comment throughout your MD&A. Please refer to SEC Release No.
33-8350 for additional guidance.
30. Please describe in greater detail the measures taken to strengthen your infrastructure. We note this disclosure in several places within MD&A.
Results of Operations - Pages 34 to 38
31. We note that you have provided explanations by segment of your net sales variances for all periods presented. Please revise your analysis of cost of sales (and gross profit) and other charges, if applicable, to also discuss variances by segment for all periods presented in accordance with Item 303(a) of Regulation S-K.
32. Revise your results of operations discussion for all periods presented to be more specific about the reasons for changes in your financial statement line items and to quantify the reasons for the changes, whenever possible. Please describe and quantify costs where you have used phrases such as "increases in certain product costs",
"an increase in sales volume", or "due to a change in product mix".
How much were the increases or decreases? Which products were affected, specifically? Quantify the portion of changes in financial statement line items related to the acquisitions of Benefoot and Bi-
Op, so that it is apparent to the reader how those acquisitions have affected results of operations for the periods presented.

	Nine Months Ended September 30, 2003 and 2004 - Pages 35 to
36
33. We note your disclosure on page 35 that the podiatric customer base for your custom foot orthotics, which comprises a large part of your custom orthotics business, is a mature segment. Please describe how this fact effects your revenues, business and results of operations.
	Liquidity and Capital Resources - Pages 39 to 42
34. Revise your operating cash flows discussion for all periods to focus on cash payments or collections, rather than merely stating changes in balance sheet accounts, and quantify amounts if possible.
For example, instead of "...offset by increased accounts receivable levels", disclose specific reasons for the changes. Also, discuss the reasons for material changes in your current asset, liability and other asset accounts between the presented balance sheet dates.

	Contractual Obligations - Page 40
35. We note your disclosure of the Put Option to purchase Poly-Gel`s assets or shares at a purchase price of 1.5 times Poly-Gel`s revenues over the 12 month period prior to the exercise of the Put Option. Please quantify this obligation based on Poly-Gel`s prior 12 month revenue as of the most recent practical date here and in the "Use of
Proceeds" section.
36. Additionally, please explain more clearly and in greater detail the Poly-Gen put option and the $1-1.5 million obligation that depends on whether Poly-Gel asserts certain claims. Are these potential "claims" the same potential Poly-Gel legal action and proceedings discussed in the Risk Factors section? If so, please tell us how you have determined your liability pursuant to potential claims that Poly-Gel has yet to make.
Capital Resources - Page 42
37. Please also discuss your ability to meet your cash obligations for at least the next 12 months without the proceeds of this offering.

      Quarterly Results of Operations (unaudited) - Page 43
38. Please revise this section to include all the quarterly data required (the two most recent fiscal years and any subsequent interim period for which financial statements are included) by Item 302
(a)(1) of Regulation S-K.

Business - Pages 46 to 59

	Acquisition History - Page 46
39. Explain in more detail the February 2001 acquisition, including the consideration paid and the equity interests and other benefits received in return. Disclose amounts on an aggregate and per-share basis.
40. We note your disclosure that you are obligated to pay "up to" $2.5 million under the Silipos purchase agreement. However, disclosure on page 40 suggests that your obligation pursuant to this agreement could exceed $2.5 million if the Put Option is exercised and depending on the amount of liabilities and damages incurred by you and SSL. Please revise or advise.
41. Please briefly describe the liabilities assumed in the Benefoot acquisition.
42. Additionally, we note on pages F-15 and F-38 that, in connection with the Benefoot acquisition, the Company also entered into a medical consulting agreement with Sheldon Langer. Please disclose the nature of all material relationships Mr. Langer has had with Langer, Inc. and tell us why you have not disclosed the agreement, as amended, in the Certain Relationships and Related Party Transactions section of the prospectus.

Manufacturing and Sourcing - Page 51
43. Please consider adding disclosure in the Risk Factors section of the prospectus describing the risks associated with obtaining PPT from a single supplier.

Competition - Pages 51 to 52
44. If known or reasonably available, please also provide your competitive position relative to your competitors.


Patents and Trademarks - Page 52
45. Please discuss the duration, importance and effect of all material patents, trademarks and licenses held. Please refer to Item
101(c)(1)(iv) of Regulation S-K.
Properties - Page 52
46. We note your disclosure that the lease for the Dear Park, NY facilities expires in July 2005. Do you plan to renew this lease, and if so, do you anticipate any material cost increases?

Government Regulation - Pages 53 to 59

Medical Device Regulation - Pages 53 to 55
47. If any of your products have been subject to a recall by international regulatory authorities for a material defect or deficiency in design or manufacturing, please provide appropriate disclosure.

Principal Stockholders - Pages 67 to 68
48. Identify the individuals who have or share voting and/or investment control over the shares owned by the entities listed in the table.
49. Please tell us why each of Oracle Partners and Mr. Kanders should
not be deemed the beneficial owners of shares held by the other, given the fact that both are parties to a shareholder and voting agreement described on page 70.
Certain Relationships and Related Party Transactions - Pages 69 to
70
	Consulting Agreement with Kanders & Co., Inc.
50. Please tell us whether this offering will constitute a "change of control" that would accelerate the restricted stock grant to Kanders
& Co.
4% Convertible Subordinated Notes
51. We note your disclosure on page 70 that several persons and entities having family relationships with Warren Langer purchased and currently hold an aggregate of $590,000 principal amount of the convertible notes. Please include the shares acquirable upon the conversion of these notes in the beneficial ownership table as shares beneficially owned by Mr. Kanders, or tell us why you believe they should not be included.
52. Additionally, please disclose here and in the Use of Proceeds section the amount of proceeds from this offering that Warren Kanders, and persons and entities having familial relationships with
Mr. Kanders, will receive.
      Other Related Party Transactions
53. Please tell us whether negotiations for the products and services provided to you by Mr. Meyers` brother-in-law were conducted on an arms length basis, and if not, whether the terms of this agreement are similar to those you could have obtained in arms length negotiation.

Description of Capital Stock - Pages 71 to 73

	Convertible Notes - Page 71
54. Please briefly describe the "certain circumstances" under which the conversion price of the convertible notes can be adjusted.

Shares Eligible For Future Resale - Page 74
55. Please briefly describe the "certain exceptions" afforded those
who have entered into lock-up agreements, and tell us the
percentage
of your outstanding shares covered by these agreements.
Langer, Inc. Financial Statements for the Year Ended December 31,
2003

Note 1. Summary of Significant Accounting Policies

Revenue Recognition - Page F-8
56. We note that you recognize revenue from the sale of your products upon shipment. We also note you have sales to distributors. Please supplementally tell us whether sales terms with your distributors or other customers have rights of return or price protection provisions.
Do your customers have post-shipment obligations? Please also discuss your customer acceptance provisions on sales of customized products. Address how you comply with Statement 48 and SAB 104 for your revenue transactions. Finally, revise this Note to discuss the impact of EITF`s 00-10 and 01-09 on your financial statements and as otherwise necessary based on our comment. We may have further comments after reviewing your response.
57. We note that you offer an extended warranty contract on your sales of orthotics. Revise your discussion to disclose if you offer a basic warranty and if so, how you account for the basic warranty.
Also, include the disclosures required by paragraph 14 of FIN 45.

(i) Goodwill and Identifiable Intangible Assets with Indefinite
Lives
- Page F-9
58. We note that you use independent appraisers to review these assets for impairment. If you elect to make a reference to appraisers in your financial statements (or elsewhere in the filing), please note that you will be required to identify the appraisal firm under "Experts" and include their consent in the registration statement. Alternatively, you could revise the filing to omit this reference.

Note 2. Acquisitions - Pages F-13 to F-17 and F-36 to F-42
59. We see that in May 2002 you acquired Benefoot.  Given the small
absolute size of your 2001 period net income and the Benefoot historical financial statements in your Item 7 Form 8-K filed July 3,
2002 (dated May 6, 2002), it appears Benefoot`s operations were significant to you. Please provide us supplementally with the significance test outlined at Rule 1-02(w)(3) of Regulation S-X for the May 2002 acquisition of Benefoot. Tell us how the guidance at Rule 3-05(b)(4)(iii) of Regulation S-X impacts you and revise the filing as necessary to include any required Benefoot income statements. We may have further comments after reviewing your response.
60. Revise your discussion of the acquisitions of Bi-Op, Benefoot
and
Silipos to include the disclosures required by paragraphs 51(b)
and
51(c) of SFAS 141.
61. We see that you paid Benefoot up to an additional $1,000,000 upon
achievement of certain performance targets on or prior to May 6,
2004
and that as of December 31, 2003 in connection with the acquisition of Benefoot you had paid or accrued $603,238 based upon the satisfaction of performance targets during 2002 and 2003. Please tell us supplementally and revise the filing to clearly indicate how your accounting for the contingent consideration complied with Statement 141 and EITF 95-8. We may have further comments after reviewing your response.
62. We see that Silipos is a party to a supply agreement with Poly-
Gel under which the owners of Poly-Gel have the option to require Silipos to purchase Poly-Gel at a purchase price equal to 1.5 times
Poly-Gel`s revenue for the twelve month period ending immediately prior to the exercise of the Put Option. Please tell us how you account for this Put Option in your historical and pro forma financial statements and provide references to generally accepted accounting principles that supports the accounting. We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.
63. In a related matter, we see that if Poly-Gel does not exercise the Put Option and you do not otherwise acquire Poly-Gel, you may be obligated to pay the Seller between $1,000,000 and $1,500,000, depending on whether Poly-Gel asserts claims as well as the resolution, timing and amount, if any, of liabilities incurred relating to Poly-Gel. We also see you have included the full obligation of $2,500,000 in the purchase price of Silipos and as a current liability in your balance sheet as of September 30, 2004. Please tell us supplementally and revise the filing to clarify how you determined the liability that was required to be recorded in your financial statements. We may have further comments after reviewing your response.


Note 3.  Inventories, net - Page F-17
64. We note the significance of the inventory write-downs recorded during the periods presented. Please supplementally tell us more about each of these write-downs. What types of inventory were written-down? What caused the write-downs? Were the inventory items only partially written-down or fully written-off? How and when were these items disposed of? Quantify any remaining reserved inventory balances on hand at December 31, 2003 and September 30, 2004 and indicate how and when you expect to dispose of them. Were any of these inventory items subsequently sold? If so, were they sold at prices above their new cost basis? What was the impact of any such sales upon gross profit margins? Please advise supplementally and revise the filing to address our concerns.

Langer, Inc. Financial Statements for the Period Ended September
30,
2004

Consolidated Balance Sheets - Page F-31
65. It appears your net accounts receivable balance increased approximately 96% from December 31, 2003 to September 30, 2004 mainly due to the inclusion of the amounts related to Silipos, Inc. Tell us and discuss in the MD&A why the allowance for doubtful accounts and returns and allowances has decreased to 3.6% at September 30, 2004 from 7.5% at December 31, 2003.
66. It appears your other assets include significant amounts for deferred tax assets related to the acquisition of Silipos. We believe you should expand the disclosures in Management`s Discussion and Analysis to address the factors considered by management in determining it is more likely than not your deferred tax assets as of
September 30, 2004 will be realized. Your revisions should address the factors outlined in paragraphs 20 to 25 of Statement 109.

Note 5. Segment Information - Page F-45
67. We see that as a result of the Silipos acquisition, beginning in the fourth quarter of 2004, you will report custom orthotics and distributed products as a single segment called orthopedics and will report a second segment called skincare. Since total assets as of September 30, 2004 reflects the acquisition of Silipos, Inc., it is not clear to us how you have complied with paragraph 33 of SFAS 131.
Please supplementally address our concerns and revise the Note as necessary based on our concerns.

Silipos, Inc. Financial Statements for the Year Ended March 31,
2004

Consolidated Statements of Operations - Page F-53
68. Please revise to include the loss per share information required by paragraphs 6, 38 and 40 of Statement 128.


Note 8. Goodwill and Other Intangible Assets - Page F-65
69. Revise the discussion of goodwill to describe the facts and circumstances that existed which led to a total write-off of the balance of goodwill by management, as required by paragraph 47 of SFAS 142.
Item 16.  Exhibits and Financial Statement Schedule
70. Please supplementally provide us with a copy of the form of legal opinion for our review.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Thomas Dyer at (202) 824-5564 or Daniel Gordon at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.


Sincerely,



							Peggy A. Fisher
      Assistant Director

cc (via fax):	Robert L. Lawrence, Esq., Kane Kessler P.C.
212.245.3009
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Andrew H. Meyers
Langer, Inc.
Page 1